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SEC FILE NUMBER
8-015648

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Boston Partners Securities, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

MAR 01 2024

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Beacon Street, 30th FL
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Kimball	212-908-9728	mkimball@boston-partners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Six Cricket Square	George Town	Grand Cayman	KY1-1106
(Address)	(City)	(State)	(Zip Code)

06/10/2004	1323
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kimball, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Boston Partners Securities, L.L.C., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CELINES MATOS
NOTARY PUBLIC OF NEW JERSEY
Commission # 50140372
My Commission Expires 10/14/2025

Signature:

Title:
Chief Financial Officer

Notary Public

Sworn to and subscribed before me this 28 day of Feb, 2024

SEC Mail Processing

MAR 01 2024

Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

Boston Partners Securities, L.L.C. (a Limited Liability Company)

As of December 31, 2023

(SEC I.D. No.8-15648)

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2023

Contents

KPMG

KPMG LLP
P.O. Box 493
SIX Cricket Square
Grand Cayman, KY1-1106
Cayman Islands
Tel +1 345 949 4800
Fax +1 345 949 7164
Web www.kpmg.com/ky

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of the Member
Boston Partners Securities, L.L.C.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Boston Partners Securities, L.L.C. (the "Company") as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

KPMG LLP

February 28, 2024

As of 1 October 2023, KPMG, which was constituted as a general partnership under the laws of the Cayman Islands, converted to a limited liability partnership registered in the Cayman Islands as KPMG LLP.

KPMG LLP, a Cayman Islands limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2023

Assets	
Cash	$9,746,585
Prepaid expenses	100,429
Receivable from Parent	76,213
Deferred tax assets	23,342
Total assets	$9,946,569
Liabilities and Member's equity	
Sales commissions payable	$ 233,212
Other liabilities	96,938
Total liabilities	$330,150
Member's equity	9,616,419
Total liabilities and member's equity	$9,946,569

See accompanying notes to the financial statements.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2023

1. Organization

Boston Partners Securities, L.L.C. (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Boston Partners Global Investors, Inc. (the "Parent"). The Parent is a registered investment adviser under the Securities and Exchange Commission ("SEC") Investment Advisers Act of 1940 and is a wholly-owned subsidiary of ORIX Corporation Europe N.V. based in the Netherlands which is 100% owned by the ORIX Corporation based in Japan. The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purpose of having registered sales representatives provide their services to the Parent. The Company is registered as a broker-dealer with the SEC in all 50 states, the District of Columbia and Puerto Rico and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company does not hold customer funds or safe keep customer securities. The Company is subject to regulation by the SEC, FINRA and the various state securities regulators. Starting June 7, 2023, the Company is registered as an Exempt Market Dealer (EMD) under the Ontario Securities Commission in Ontario, Canada. Exempt market securities are securities issued in Canada that fall under National instrument 45-106 and are exempt from prospectus requirements.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statement and accompanying notes. The estimates utilized in preparing financial statements represent management's best estimate. Actual results could differ from those estimates and assumptions.

(c) Cash

The Company's cash is held by JPMorgan Chase ("JPMorgan"). The Company holds one foreign cash account denominated in CAD (Canadian Dollar). The JPMorgan accounts are noninterest bearing accounts. At December 31, 2023, there were no cash equivalents.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. The U.S. dollar ($) is the functional currency of the Company.

(e) Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are expected to be realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management first determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized.

3. Related Party Transactions

The Company earns revenue attributable to commissionable capital flows in accordance with placement agent agreements entered into between the Company and various funds or mutual funds managed by the Parent.

Boston Partners Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2023

3. Related Party Transactions (continued)

Pursuant to the amended Service Level and Expense agreement ("Services Agreement") dated August 30, 2022 between the Company and its Parent, the Company has agreed to pay the Parent a monthly fee, which is updated no less than annually as determined by the Parent's allocation methodology, for support services, including but not limited to, finance administration, human resources, technology, and management support provided by the Parent to the Company.

Intercompany balances are settled on a periodic basis through receivable from Parent, in the statement of financial condition.

The intercompany balances as at and for the year ended December 31, 2023 consists of the following amounts:

Receivable from Parent	76,213
Other liabilities	(9,427)

As of December 31, 2023, the Company has an income tax receivable of $11,330 from the Parent, which is included in the Receivable from Parent $76,213.

For the year ended December 31, 2023, the Company distributed a $1,500,000 dividend to the Parent.

4. Risks and Uncertainties

Cash is held by one financial institution, JPMorgan. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by JPMorgan to be delayed or limited. The Company monitors its risk by monitoring the credit quality of JPMorgan and its subsidiaries.

5. Employee Costs

Included in sales commissions payable are amounts owed to registered sales representatives. The Company does not directly employ any personnel; however, certain employees of the Parent are registered sales representatives of the Company for purposes of the sale and distribution of registered securities offered by the Parent through the Company.

6. Income Taxes

The Company is a single member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, the Parent. Therefore, the results of the Company's operations are included in the Parent's federal, state and local income tax returns. The Parent does not file a standalone federal income tax return as it is part of the OCE US Holding, Inc's consolidated federal income tax return. OCE US Holdings, Inc. owns 100% of the Parent. The Parent files standalone state and local income tax returns in certain jurisdictions.

As of December 31, 2023, the Company determined that it has no unrecognized tax benefits, nor any accrued interest or penalties related to income taxes. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

The federal statute of limitations runs for 3 years after the tax return is filed. The earliest federal return that is subject to tax examination is 2020. As of December 31, 2023, the Parent is currently under examination by New York City for 2018-2020. The impact of the examination is not expected to be material.

7. Commitments and Contingencies

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial condition and the results of operations of the Company.

8. Regulatory Matters

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. All broker-dealers have a self-regulatory organization (SRO) that is assigned by the SEC as the broker-dealer's designated examining authority ("DEA"). The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2023, the Company had net capital of $9,412,565, which was $9,390,555 in excess of its minimum net capital requirement of $22,010 (6-2/3% of aggregate indebtedness). The Company's percentage of aggregate indebtedness to net capital is 3.51%.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

In connection with the Company's application as an Exempt Market Dealer with the Ontario Securities Commission, the Company is required to maintain a minimum capital of CAD $50,000 (USD $37,290) and is subject to a deductible of CAD $10,000 (USD $7,458) under the Company's insurance policy. At December 31, 2023, the Company's excess working capital was CAD $12,393,688 (USD $9,371,054).

10. Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash approximate fair value based on the on-demand nature of cash. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivable from Parent, sales commissions payable and other liabilities, are reported at their contractual amounts, which approximate fair value.

11. Subsequent Events

The Company has evaluated all subsequent events through February 28, 2024, which is the date the financial statements were issued, and has determined that no subsequent events have occurred that would require adjustment to or disclosure in the financial statement or accompanying notes.